Filed by Liberty Media Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Subject Company: Sirius XM Holdings Inc.

Commission File No.: 001-34295

Excerpts from the Transcript of the Liberty Media Corporation

Q3 Earnings Call held on November 3, 2023

Gregory B. Maffei

President, Chief Executive Officer and Director, Liberty Media Corporation

…So beginning with Liberty SiriusXM. We did propose a combination of LSXM and SIRI. The goal is to rationalize the dual corporate structure, create a single share class, and benefit both groups of shareholders. We believe such a combination would lead to enhanced trading dynamics at new Sirius with increased liquidity, less technical pressure, for example, a small short interest, and a higher likelihood of future index inclusion. We will provide updates on this potential transaction only if and when an agreement is reached.

…

Bryan Kraft

Deutsche Bank

…What do you think the timeline will look like to reach an agreement with the Special Committee of Sirius, assuming you do reach one? And whether you choose to answer that question or not I was wondering if you could maybe address the second one, which is if you do reach an agreement, once that agreement has been reached, what would be the key milestones and the probable timing to close the spin and merge?

…

Gregory B. Maffei

President, Chief Executive Officer and Director, Liberty Media Corporation

Okay. It’s a lot, Bryan. All right. Let’s start with, I already said I’m not going to comment on any further on the negotiations, timing or the like. If a deal is reached, I think it will require a shareholder vote, likely the structure of the shareholder vote on the LXSM side, the structure on the SXM side given our high equity ownership and the structure of how they work, their charter and bylaws will be quicker. But there will also be the typical regulatory SEC matters and FCC matters that likely would have to be cleared. So I would still expect several months delay, even post any deal that is reached.

…

Bryan Kraft

Deutsche Bank

Thanks to you both. Greg, if I could ask one follow up just on the on the first one, I think you mentioned FCC as in Federal Communications Commission matters. I guess my understanding is there would be no HSR approval needed because you already have hard control. Is there an approval needed? You know what? How should we think about what the FCC’s role would be?

…

Renee L. Wilm

Chief Legal Officer & Chief Administrative Officer, Liberty Media Corporation

Yeah, no, I’m happy to. It’d be very much a pro forma application process, likely done within 45 to 60 days is what we’re expecting. I think the longer pole in the tent will be the SEC review, which to Greg’s point, should take a few months, I think maybe four to six months to get the entire thing done after we have an announcement.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the completion of the proposed transaction in which Liberty Media Corporation (“Liberty”) would separate the Liberty SiriusXM tracking stock group (“LSXM”) by means of a redemptive split-off of a newly formed subsidiary of Liberty (“SplitCo”), the proposed combination of LSXM with Sirius XM Holdings Inc. (“SiriusXM”) to form a new, consolidated public company (“New SiriusXM”) (the proposed split-off and the proposed combination, collectively, the “Proposed Transactions”), proposed trading of New SiriusXM common stock and other matters related to the Proposed Transactions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of all other conditions to the Proposed Transactions. These forward-looking statements speak only as of the date of this communication, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty subsequently files with the SEC, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty, SiriusXM, SplitCo, or New SiriusXM. The proposed offer and issuance of shares of common stock of SplitCo and of the shares of common stock of New SiriusXM, as applicable, in the proposed split-off and the proposed combination will be made only pursuant to an effective registration statement. Liberty and SiriusXM stockholders and other investors are urged to read the registration statement when it is available, together with all relevant SEC filings regarding the Proposed Transactions, and any other relevant documents filed as exhibits therewith, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transactions. Copies of these SEC filings will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty and SiriusXM and their respective directors and executive officers and other persons may be deemed to be participants in a solicitation in respect of any proposals relating to the Proposed Transactions. Information regarding the directors and executive officers of Liberty and any participants in a solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in relevant SEC filings regarding the Proposed Transactions to be filed with the SEC. Investors should read relevant SEC filings regarding the Proposed Transactions carefully before making any voting or investment decisions. Free copies of these materials from Liberty may be obtained as indicated above.